Exhibit 99.1
PLEXUS CORP.
NON-GAAP SUUPLEMENTAL INFORMATION
(in thousands, except per share data)
(unaudited)

Return on Invested Capital ("ROIC") and Economic Return Calculations

Six Months Ended	Three Months Ended	Six Months Ended
April 4, 2015	January 3, 2015	March 29, 2014
Operating income	$58,234	$28,783	$40,761
Restructuring charges	1,691	1,691	9,650
Adjusted operating income	$59,925	$30,474	$50,411
x	2	x	4	x	2
Annualized operating income	119,850	121,896	100,822
Tax rate	x	10%	x	10%	x	9%
Tax impact	11,985	12,190	9,074
Operating income (tax effected)	$107,865	$109,706	$91,748

Average invested capital	$745,441	$759,676	$650,061

ROIC	14.5%	14.4%	14.1%
Weighted average cost of capital ("WACC")	11.0%	11.0%	11.0%
Economic return	3.5%	3.4%	3.1%

	April 4,	January 3,	September 27,
	2015	2015	2014
Equity	$808,468	$792,298	$781,133
Plus:
Debt—current	4,774	4,793	4,368
Debt—non-current	260,025	260,990	262,046
Less:
Cash and cash equivalents	(356,296)	(239,685)	(346,591)
	$716,971	$818,396	$700,956

Second quarter fiscal 2015 average invested capital (April 4, 2015, January 3, 2015 and September 27, 2014) was $745,441. First quarter fiscal 2015 average invested capital (January 3, 2015 and September 27, 2014) was $759,676.

	March 29,	December 28,	September 28,
	2014	2013	2013
Equity	$736,493	$722,021	$699,301
Plus:
Debt—current	3,901	3,796	3,574
Debt—non-current	256,090	256,949	257,773
Less:
Cash and cash equivalents	(323,695)	(324,156)	(341,865)
	$672,789	$658,610	$618,783

Second quarter fiscal 2014 average invested capital (March 29, 2014, December 28, 2013 and September 28, 2013) was $650,061.